Exhibit 4(i)

Notice Requirement Relating to the 2007 Annual Meeting of Shareholders

The Board of Directors has adopted the following requirement which is applicable to the 2007 Annual Meeting of Shareholders of the Company. Any shareholder that intends to propose a nomination of a director candidate or otherwise submit any proposal relating to the composition of the Board of Directors for consideration at the Annual Meeting of Shareholders must notify the Corporate Secretary of such nomination or proposal in writing by no later than the close of business on March 15, 2007 in order to be considered timely and appropriate for consideration by the shareholders at the Annual Meeting. The notice should contain all information concerning any such nominee that would be required to be included in a proxy statement relating to any solicitation of proxies with respect to such nominee by the shareholder and the text of any such proposal; the name and address, as they appear in the Company’s books, of the shareholder; the number of common shares of the Company that are beneficially owned by the shareholder; and any material interest of the shareholder in such business. Written notice must be sent to: Corporate Secretary, P.O. Box 256, Dublin, Ohio 43017-0256. No matter will be submitted to vote at the Annual Meeting if written notice has not been given to the Corporate Secretary by such date. No other business other than that set forth in the formal notice of the meeting shall be considered timely for consideration at the 2007 Annual Meeting.